The information in this preliminary pricing supplement is not complete and may be changed.   This preliminary pricing supplement and the accompanying prospectus, prospectus supplement, and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated June 30, 2017

Preliminary Pricing Supplement (To the Prospectus dated July 18, 2016, the Prospectus Supplement dated July 18, 2016 and the Index Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

$[•] Callable Range Accrual Notes due January 31, 2024 Linked to the Performance of the S&P 500® Index Global Medium-Term Notes, Series A

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Initial Valuation Date:	July 26, 2017
Issue Date:	July 31, 2017
Final Valuation Date:*	January 26, 2024
Maturity Date:*	January 31, 2024
Reference Asset:	The S&P 500® Index (Bloomberg ticker symbol “SPX <Index>”) (the “Index”)
Valuation Dates:*

The 26th of each month during the term of the Notes, beginning in August 2017, and ending on and including the Final Valuation Date; provided that if any such date is not a Scheduled Trading Day, the scheduled Valuation Date will be the next following Scheduled Trading Day

Interest Payment Dates:	With respect to each Valuation Date, the fifth business days following such Valuation Date, provided that the final Interest Payment Date shall be the Maturity Date
Payment at Maturity:

If the Notes are not redeemed by us prior to maturity, you will receive on the Maturity Date (in each case, subject to our credit risk and in addition to the final Interest Payment, if one is payable) a cash payment per $1,000 principal amount Note that you hold determined as follows:

▪                  If the Index Return is equal to or greater than -20.00%, you will receive a payment of $1,000 per $1,000 principal amount Note

▪                  If the Index Return is less than -20.00%, you will receive a payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (Index Return + Buffer Percentage)]

If your Notes are not redeemed by us prior to maturity, and if the Index Return is less than -20.00%, you will lose 1.00% of the principal amount of your Notes for every 1.00% that the Index Return falls below -20.00%. You may lose up to 80.00% of the principal amount of your Notes.

Any payment on the Notes, including any Interest Payment and any payment upon early redemption or at maturity, is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Considerations” in this preliminary pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PPS-1 of this preliminary pricing supplement.

[Summary Terms of the Notes Continue on the Next Page]

	Initial Issue Price(1)	Price to Public	Agent’s Commission(2)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	4.25%	95.75%
Total	$[•]	$[•]	$[•]	$[•]

(1)          Because dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all selling concessions, fees or commissions, the public offering price for investors purchasing the Notes in such fee-based advisory accounts may be between $957.50 and $1,000 per Note. Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

(2)          Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $910.00 and $946.10 per Note.   The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PPS-2 of this preliminary pricing supplement.

(3)          Barclays Capital Inc. will receive commissions from the Issuer of up to 4.25% of the principal amount of the Notes, or up to $42.50 per $1,000 principal amount. Barclays Capital Inc. will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers. The actual commission received by Barclays Capital Inc. will be equal to the selling concession paid to such dealers.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-8 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Early Redemption at the Option of the Issuer:

We may redeem your Notes (in whole but not in part) at our sole discretion without your consent at the Redemption Price set forth below on any Interest Payment Date, beginning with the Interest Payment Date following the twelfth Valuation Date (scheduled to occur in July 2018), provided that we give at least five Business Days’ prior written notice to the trustee.  If we exercise our redemption option, the Interest Payment Date on which we exercise such option will be referred to as the “Early Redemption Date”.

Redemption Price:	$1,000 per $1,000 principal amount Note, plus the Interest Payment (if any) that is payable on the relevant Interest Payment Date
Accrual Period:

The one month period from and including the Initial Valuation Date to and including the first Valuation Date, and each successive one month period from and including one Scheduled Trading Day after the preceding Valuation Date to and including the next Valuation Date, provided that the final Accrual Period will end on, and include, the scheduled Final Valuation Date

Above Barrier Rate:	5.00% per annum
Interest Payment:	The Interest Payment payable on each Interest Payment Date, with respect to the relevant Accrual Period, will be calculated as follows: $1,000 x Effective Interest Rate
Effective Interest Rate	With respect to an Accrual Period, an amount calculated as follows: Day Count Convention x Interest Rate (per annum)
Interest Rate (per annum):	With respect to an Accrual Period, an amount calculated as follows: Above Barrier Rate x Accrual Factor
Accrual Factor:

For any Accrual Period, the number of Scheduled Trading Days in that Accrual Period on which the Closing Level of the Index is equal to or greater than the Coupon Barrier Level, divided by the total number of Scheduled Trading Days in that Accrual Period

Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level
Initial Level:	[•], the Closing Level of the Index on the Initial Valuation Date
Final Level:	The Closing Level of the Index on the Final Valuation Date
Coupon Barrier Level:	[•], which is 80.00% of the Initial Level (rounded to two decimal places)
Buffer Percentage:	20.00%
Closing Level:

With respect to the Index on any date, the official closing level of the Index published at the regular weekday close of trading on that date as displayed on Bloomberg Professional® service page “SPX <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable

Scheduled Trading Day:

The term “Scheduled Trading Day” has the meaning set forth under “Reference Assets—Indices—Market Disruption Events for Securities with an Index of Equity Securities as a Reference Asset” in the accompanying prospectus supplement

Business Day Convention:	Following
Day Count Convention:	Scheduled Trading Days in Accrual Period/252
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06744CAG6 / US06744CAG69

*                  Subject to adjustment in the event of a Market Disruption Event, as described under “Additional Terms of the Notes” in this preliminary pricing supplement.

ADDITIONAL DOCUMENTS RELATED TO THE OFFERING OF THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated July 18, 2016, as supplemented by the prospectus supplement dated July 18, 2016 and the index supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and “Selected Risk Considerations” in this preliminary pricing supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•      Prospectus dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

•      Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

•      Index Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916133002/a16-14463_22424b3.htm

Our SEC file number is 1-10257.  As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this preliminary pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

PPS-1

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Initial Valuation Date, based on prevailing market conditions on or prior to the Initial Valuation Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the Initial Valuation Date is based on our internal funding rates.  Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is expected to be less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately six months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PPS-8 of this preliminary pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the Initial Valuation Date.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to the Initial Valuation Date.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS-2

SELECTED PURCHASE CONSIDERATIONS

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•                  You do not seek an investment that produces fixed periodic interest or coupon payments or other non-contingent sources of current income

•                  You anticipate that the level of the Index will remain above the Coupon Barrier Level throughout the term of the Notes

•                  You understand and accept the risks that (a) the amount of interest that you receive with respect to any Accrual Period will depend on the number of days in the Accrual Period on which the Closing Level of the Index equals or exceeds the Coupon Barrier Level, (b) that the interest payable with respect to any Accrual Period may be as low as zero and (c) accordingly, you may not receive any interest payments on your Notes

•                  You are willing to accept the risk that you may lose up to 80.00% of the principal amount of your Notes

•                  You do not anticipate that the Index Return will be less than -20.00%

•                  You are willing to accept the risks associated with an investment linked to the performance of the Index

•                  You are willing to accept the risk that we may, in our sole discretion, redeem the Notes prior to scheduled maturity and that you may not be able to reinvest your money in an alternative investment with comparable risk and yield

•                  You do not seek an investment for which there will be an active secondary market and you are willing and able to hold the Notes to maturity

•                  You are willing to assume our credit risk for all payments on the Notes

•                  You are willing to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority

The Notes may not be a suitable investment for you if any of the following statements are true:

•                  You seek an investment that produces fixed periodic interest or coupon payments or other non-contingent sources of current income

•                  You seek an investment that provides for the full repayment of principal at maturity and you are unwilling to accept the risk that you may lose up to 80.00% of the principal amount of your Notes

•                  You do not anticipate that the level of the Index will remain about the Coupon Barrier Level throughout the term of the Notes

•                  You are unwilling or unable to accept the risk that the per annum Interest Rate for any or all Accrual Periods may be less than the Above Barrier Rate (and may be as low as zero)

•                  You anticipate that the Index Return will be less than -20.00%

•                  You are unwilling or unable to accept the risks associated with an investment linked to the performance of the Index

•                  You are unwilling or unable to accept the risk that we may redeem the Notes prior to scheduled maturity

•                  You seek an investment for which there will be an active secondary market and/or you are unwilling or unable to hold the Notes to maturity if we do not exercise our early redemption option

•                  You are unwilling or unable to assume our credit risk for all payments on the Notes

•                  You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority

You must rely on your own evaluation of the merits of an investment in the Notes.  You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this preliminary pricing supplement, the prospectus supplement, the prospectus and the index supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

ADDITIONAL TERMS OF THE NOTES

Market Disruption Events

The Final Valuation Date, the Maturity Date, the interest payments and the payment at maturity are subject to adjustment as described in the following paragraphs.

If, on the Final Valuation Date, a Market Disruption Event occurs or is continuing in respect of the Index, the Final Valuation Date will be postponed solely for the purpose of determining the payment at maturity (excluding the final Interest Payment, if any).  If such postponement occurs, the Final Level shall be determined using the Closing Level on the first following Scheduled Trading Day on which no Market Disruption Event occurs or is continuing.  In no event, however, will the Final Valuation Date be postponed by more than five Scheduled Trading Days.  If the Calculation Agent determines that a Market Disruption Event occurs or is continuing on such fifth day, the Calculation Agent will determine the Final Level acting in good faith and in a commercially reasonable manner. If the Final Valuation Date is postponed, the Maturity Date will be postponed by the same number of business days from but excluding the originally scheduled Final Valuation Date to and including the actual Final Valuation Date.

The postponements described in the preceding paragraph will be solely for the purposes of determining the payment at maturity (excluding the final Interest Payment, if any). For purposes of determining the Interest Payment, if any, payable with respect to each Accrual Period (including the final Accrual Period), if the Index is subject to a Market Disruption Event on any Scheduled Trading Day during an Accrual Period, the Closing Level on such date will equal the Closing Level observed on the immediately preceding

PPS-3

Scheduled Trading Day on which no Market Disruption Event occurred or was continuing.  Accordingly, if the Final Valuation Date is subject to a Market Disruption Event, the Closing Level attributable to such date solely for purposes of the determining the Interest Payment that is payable on the related Interest Payment Date (the Maturity Date) will be equal to Closing Level observed on the immediately preceding Scheduled Trading Day on which no Market Disruption Event occurred or was continuing.  For purposes of determining the Index Return and the payment at maturity, however, the Closing Level of the Index on the Final Valuation Date will be determined as described above.

For a description of what constitutes a Market Disruption Event with respect to the Index, see “Reference Assets—Indices—Market Disruption Events for Securities with an Index of Equity Securities as a Reference Asset” in the accompanying prospectus supplement.

Adjustments to the Index and the Notes

In additions, the Index and the Notes are subject to adjustment by the Calculation Agent under certain circumstances, as described under “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” in the accompanying prospectus supplement.

PPS-4

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

The examples below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios.  These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.

Hypothetical Example of the Interest Payment Payable on a Single Interest Payment Date

The following example demonstrates the calculation of the Interest Payment payable on a single hypothetical Interest Payment Date. The numbers appearing in this example are purely hypothetical and are provided for illustrative purposes only. This example does not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪      Above Barrier Rate: 5.00%

▪      Number of Scheduled Trading Days in Accrual Period: 21

▪      Number of Scheduled Trading Days in Accrual Period on Which Closing Level of Index is Equal to or Greater than Coupon Barrier Level: 14

▪      Day Count Convention: Scheduled Trading Days in Accrual Period/252

Step 1: Calculate the Accrual Factor for the Relevant Accrual Period.

Because the Closing Level of the Index equals or exceeds the Coupon Barrier Level on 14 out of the 21 Scheduled Trading Days in the Accrual Period, the Accrual Factor is equal to 14/21, or 66.66667%.

Step 2: Calculate the Interest Rate (per annum) for the Relevant Accrual Period.

Because the Accrual Factor is 66.66667%, the Interest Rate (per annum) is equal to 3.33333%, calculated as follows:

Interest Rate (per annum) = Accrual Factor x Above Barrier Rate

Interest Rate (per annum) = 66.6667% x 5.00% = 3.33333%

Step 3: Calculate the Effective Interest Rate for the Relevant Accrual Period.

Because the Interest Rate (per annum) is 3.33333%, and because there are 21 Scheduled Trading Days in the Accrual Period, the Effective Interest Rate is 0.27778%, calculated as follows:

Effective Interest Rate = Day Count Convention x Interest Rate (per Annum)

Effective Interest Rate = [(21/252) x 3.33333%] = 0.27778%

Step 4: Calculate the Interest Payment Payable for the Relevant Accrual Period.

Because the Effective Interest Rate is equal to 0.27778%, the Interest Payment payable on the related Interest Payment Date is $2.7778 per $1,000 principal amount Note, calculated as follows:

Interest Payment = $1,000 x Effective Interest Rate

Interest Payment = $1,000 x 0.27778% = $2.7778

PPS-5

Additional Examples of Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum Interest Rate and Interest Payment amount would be calculated for a given Accrual Period under different Accrual Factor scenarios. The numbers in the following examples have been rounded of reference and make the following key assumptions:

▪                  Number of Scheduled Trading Days in Accrual Period: 21

▪                  Day Count Convention: Scheduled Trading Days in Accrual Period/252

The number of Scheduled Trading Days in the hypothetical Accrual Period has been chosen arbitrarily for illustrative purposes only. An actual Accrual Period may be comprised of more or less than 21 Scheduled Trading Days. These examples do not take into account any tax consequences of investing in the Notes.

Number of Scheduled Trading Days in Accrual Period on which Closing Level is equal to or greater than Coupon Barrier Level	Accrual Factor	Interest Rate (per annum)	Effective Interest Rate	Interest Payment (per $1,000 principal amount Note)
21	100.00000%	5.00000%	0.41667%	$4.1667
14	66.66667%	3.33333%	0.27778%	$2.7778
7	33.33333%	166667%	0.13889%	$1.3889
0	0.00000%	0.00000%	0.00000%	$0.0000

Example 1: The Closing Level of the Index is equal to or greater than the Coupon Barrier Level on every Scheduled Trading Day during the Accrual Period.

In this case, the Accrual Factor is 100% and the per annum Interest Rate (per annum) for the Accrual Period is equal to the Above Barrier Rate of 5.00%, the maximum Interest Rate (per annum) for any Accrual Period, and the Effective Interest Rate is 0.41667%. Accordingly, you will receive an Interest Payment of $4.1667 per $1,000 principal amount Note that you hold, on the related monthly Interest Payment Date, calculated as follows:

$1,000 x Effective Interest Rate

$1,000 x 0.41667% = $4.1667

Example 2: The Closing Level is equal to or greater than the Coupon Barrier Level on seven Scheduled Trading Days during the Accrual Period and is less than the Coupon Barrier Level on fourteen Scheduled Trading Days during the Accrual Period.

In this case, the Accrual Factor is 33.33333% and the per annum Interest Rate for the Accrual Period is equal to 33.33333% of the Above Barrier Rate, or 1.66667% and the Effective Interest Rate is 0.13889%. Accordingly, you will receive an Interest Payment of $1.3889 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 x Effective Interest Rate

$1,000 x 0.13889% = $1.3889

Example 3: The Closing Level is less than the Coupon Barrier Level on every Scheduled Trading Day during the Accrual Period.

In this case, the Accrual Factor is 0% and the Interest Rate (per annum) and Effective Interest Rate for the Accrual Period are equal to zero. In other words, no interest would accrue on any Scheduled Trading Day in the Accrual Period and you would not receive any Interest Payment on the related monthly Interest Payment Date.

PPS-6

Hypothetical Payment at Maturity (Excluding the Final Interest Payment on the Notes)

The following examples demonstrate the how the payment (if any) at maturity on the Notes (excluding the final Interest Payment) will be calculated under various circumstances. The numbers set forth in the following examples are purely hypothetical and have been rounded for eases of reference. The following examples do not take into account any tax consequences of investing in the Notes and make the following key assumptions:

▪                  Hypothetical Initial Level of the Index: 100.00*

▪                  You hold your Notes to maturity and the Notes are NOT redeemed by us prior to maturity

*The hypothetical Initial Level of 100.00 has been chosen for illustrative purposes only and does not represent a likely Initial Level. The Initial Level will be equal to the Closing Level of the Index on the Initial Valuation Date.

For information about recent levels of the Index, please see “Information Regarding the Index” in this preliminary pricing supplement.

Final Level	Index Return	Payment at Maturity**
150.00	50.00%	$1,000.00
140.00	40.00%	$1,000.00
130.00	30.00%	$1,000.00
120.00	20.00%	$1,000.00
110.00	10.00%	$1,000.00
105.00	5.00%	$1,000.00
100.00	0.00%	$1,000.00
90.00	-10.00%	$1,000.00
80.00	-20.00%	$1,000.00
70.00	-30.00%	$900.00
60.00	-40.00%	$800.00
50.00	-50.00%	$700.00
40.00	-60.00%	$600.00
30.00	-70.00%	$500.00
20.00	-80.00%	$400.00
10.00	-90.00%	$300.00
0.00	-100.00%	$200.00

** Per $1,000 principal amount Note (excludes any Interest Payment payable at maturity)

The following examples illustrate how the payments at maturity set forth in the table above are calculated:

Example 1: The Index increases from an Initial Level of 100.00 to a Final Level of 110.00.

Because the Index Return is positive (and, accordingly, not less than -20.00%), you will receive a payment at maturity of $1,000 per $1,000 principal amount Note that you hold (plus the final Interest Payment).

Example 2: The Index decreases from an Initial Level of 100.00 to a Final Level of 90.00.

Because the Index Return is negative but not less than -20.00%, you will receive a payment at maturity of $1,000 per $1,000 principal amount Note that you hold (plus the final Interest Payment).

Example3: The Index decreases from an Initial Level of 100.00 to a Final Level of 40.00.

Because the Index Return is less than -20.00%, you will receive a payment at maturity of $600.00 per $1,000 principal amount Note that you hold (plus the final Interest Payment, if one is payable), calculated as follows:

$1,000 + [$1,000 x Index Return + Buffer Percentage]

$1,000 + [$1,000 x (-60.00% +20.00%)] = $600.00

PPS-7

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Index or its components.  These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings of the prospectus supplement:

•                  “Risk Factors—Risks Relating to the Securities Generally”; and

•                  “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities, Indices of Equity Securities or Exchange-Traded Funds that Hold Equity Securities”.

In addition to the risks described above, you should consider the following:

•     Your Investment in the Notes May Result in a Significant Loss—If your Notes are not redeemed by us prior to maturity, and if the Index Return is negative, the payment at maturity will depend on whether and the extent to which the Index Return is less than -20.00%.  If the Index Return is less than -20.00%, you will lose an amount equal to 1.00% of the principal amount of your Notes for every 1.00% that the Index Return falls below -20.00%. You may lose up to 80.00% of the principal amount of your Notes.

•     Potential Return Limited to the Interest Payments, if Any—The return on the Notes is limited to the Interest Payments, if any, that may be payable during the term of the Notes.  You will not participate in any appreciation in the level of the Index. You will not receive more than the principal amount of your Notes at maturity (plus the final Interest Payment, if one is payable in respect of the final Accrual Period) even if the Index Return is positive.

•     The Amount of Interest Payments that you Receive May be Limited, and May be as Low as Zero—Interest will accrue only on Scheduled Trading Days when the Closing Level of the Index equals or exceeds the Coupon Barrier Level. If the Closing Level of the Index falls below the Coupon Barrier Level on one or more Scheduled Trading Days during an Accrual Period, then the Interest Rate (per annum) for that Accrual Period will decrease in proportion to the number of Scheduled Trading Days on which the Closing Level is less than the Coupon Barrier Level. It is possible that the Closing Level of the Index will be less than the Coupon Barrier Level for the entirety of an Accrual Period, in which case the Interest Rate (and Effective Interest Rate) for that Accrual Period will be zero. It is possible that the Effective Interest Rate will be zero for every Accrual Period during the term of the Notes, in which case you will not receive any Interest Payments on your Notes.

•     If Your Notes are not Redeemed by us Prior to Maturity, the Payment at Maturity (Excluding the Final Interest Payment, if Any) Will be Based Solely on the Closing Level of the Index on the Final Valuation Date—The Final Level will be based solely on the Closing Level of the Index on the Final Valuation Date. Accordingly, if the level of the Index drops precipitously on the Final Valuation Date, the payment at maturity that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of the Index at any time prior to such drop.

•     Potential Early Exit—While the original term of the Notes is as indicated on the cover of this preliminary pricing supplement, we may redeem your Notes (in whole but not in part) at our sole discretion without your consent at the Redemption Price on any Interest Payment Date, beginning with the Interest Payment Date following the twelfth Valuation Date. Accordingly, the term of the Notes may be as short as approximately one year.

The Redemption Price, together with any Interest Payments that you may have received on or prior to the Early Redemption Date, may be less than aggregate amount of payments that you would have received had you held your Notes to the scheduled maturity.  You may not be able to reinvest any amounts received on the Early Redemption Date in a comparable investment with similar risk and yield. No additional payments will be due after the Early Redemption Date.  Our right to redeem the Notes may also adversely impact your ability to sell your Notes and the price at which they may be sold

•     Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any Interest Payments and any payment upon early redemption or at maturity, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•     You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this preliminary pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this preliminary pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

PPS-8

•     No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities underlying the Index would have.

•     Historical Performance of the Index Should Not Be Taken as Any Indication of the Future Performance of the Index Over the Term of the Notes—The level of the Index has fluctuated in the past and may, in the future, experience significant fluctuations. The historical performance of the Index is not an indication of the future performance of the Index over the term of the Notes.  Therefore, the performance of the Index over the term of the Notes may bear no relation or resemblance to the historical performance of the Index.

•     The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•     The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•     The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•        The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•     The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•     We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

We and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Index or its components. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these

PPS-9

activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes.  As Calculation Agent, we will determine any values of the Index and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments relating to the Index and the Notes. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•     Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•     Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes should be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case (i) require you to accrue income in respect of the Notes even if you do not receive any payments with respect to the Notes until redemption or maturity and (ii) require you to accrue income in respect of the Notes in excess of any Interest Payments you receive on the Notes.  The outcome of this process is uncertain.  In addition, any character mismatch arising from your inclusion of ordinary income in respect of any Interest Payments and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•     Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that interact in complex and unpredictable ways and that may either offset or magnify each other, including:

o                 the level of the Index and the market price of the Index components;

o                 expected volatility of the Index and the Index components;

o                 the time to maturity of the Notes;

o                 the dividend rate on the Index components;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events;

o                 supply and demand for the Notes; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PPS-10

INFORMATION REGARDING THE INDEX

The Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets.  For more information about the Index, the index sponsor and license agreement between the index sponsor and the Issuer, please see “Indices—The S&P U.S. Indices” beginning on page IS-48 of the accompanying index supplement.

Historical Performance of the Index

The table below shows the high, low and final Closing Level of the Index for each of the periods noted below. The graph below sets forth the historical performance of the Index based on daily Closing Levels from January 1, 2012 through June 23, 2017. We obtained the Closing Levels listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Period/Quarter Ended	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2012	1,416.51	1,277.06	1,408.47
June 30, 2012	1,419.04	1,278.04	1,362.16
September 30, 2012	1,465.77	1,334.76	1,440.67
December 31, 2012	1,461.40	1,353.33	1,426.19
March 31, 2013	1,569.19	1,457.15	1,569.19
June 30, 2013	1,669.16	1,541.61	1,606.28
September 30, 2013	1,725.52	1,614.08	1,681.55
December 31, 2013	1,848.36	1,655.45	1,848.36
March 31, 2014	1,878.04	1,741.89	1,872.34
June 30, 2014	1,962.87	1,815.69	1,960.23
September 30, 2014	2,011.36	1,909.57	1,972.29
December 31, 2014	2,090.57	1,862.49	2,058.90
March 31, 2015	2,117.39	1,992.67	2,067.89
June 30, 2015	2,130.82	2,057.64	2,063.11
September 30, 2015	2,128.28	1,867.61	1,920.03
December 31, 2015	2,109.79	1,923.82	2,043.94
March 31, 2016	2,063.95	1,829.08	2,059.74
June 30, 2016	2,119.12	2,000.54	2,098.86
September 30, 2016	2,190.15	2,088.55	2,168.27
December 31, 2016	2,271.72	2,085.18	2,238.83
March 31, 2017	2,395.96	2,257.83	2,362.72
June 23, 2017*	2,453.46	2,328.95	2,438.30

* For the period beginning on April 1, 2017 and ending on June 23, 2017

Historical Performance of the S&P 500® Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PPS-11

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Material U.S. Federal Income Tax Consequences” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).  In addition, this discussion does not apply to you if you purchase your Notes for less than the principal amount of the Notes.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a contingent income-bearing derivative contract with respect to the Index.

If your Notes are properly treated as a contingent income-bearing derivative contract, you will likely be taxed on any Interest Payments you receive on the Notes as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes.  In addition, you should recognize gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference (if any) between the amount you receive at such time and your tax basis in the Notes.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year, except that it is possible that you should recognize ordinary income upon the sale of your Notes to the extent of the portion of the sale proceeds that relates to accrued Interest Payments that you have not yet included in ordinary income.  Any character mismatch arising from your inclusion of ordinary income in respect of any Interest Payments and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES.  AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN.  ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

Alternative Treatments.  As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that the Notes could be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments.  Under the contingent payment debt instrument rules, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the Interest Payments (if any) that are made on the Notes.  You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule.  In addition, any gain you may recognize on the sale, redemption or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale, redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss.  You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

It is also possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Index that is issued by you to us.  You should consult your tax advisor as to the possible consequences of this alternative treatment.

For a further discussion of the tax treatment of your Notes and any Interest Payments to be made on the Notes as well as other possible alternative characterizations, please see the discussion under the heading “Material U.S. Federal Income Tax Consequences—Notes Treated as Prepaid Forward or Derivative Contracts with Associated (Contingent) Coupons” in the accompanying prospectus supplement.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

Non-U.S. Holders.  Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any Interest Payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding.  If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any Interest Payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty.  Non-U.S. holders will also be subject to

PPS-12

the general rules regarding information reporting and backup withholding as described under the heading “Material U.S. Federal Income Tax Consequences—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

The following replaces the discussion of Section 871(m) of the Internal Revenue Code in the accompanying prospectus supplement under “Material U.S. Federal Income Tax Consequences—Tax Consequences to Non-U.S. Holders—Section 871(m) Withholding.”  The Treasury Department has issued regulations under Section 871(m) of the Internal Revenue Code which impose U.S. federal withholding tax on “dividend equivalent” payments made on certain contracts linked to U.S. corporations that are owned by non-U.S. holders.  However, the regulations will only apply to a contract that is issued before January 1, 2018 if the contract is a “delta-one” contract (i.e., a contract that provides for “delta-one” exposure to underlying U.S. corporations).  We have determined that the Notes are not “delta-one” contracts for this purpose, and we therefore believe, and intend to take the position, that payments on the Notes should not be subject to Section 871(m) withholding tax.

In addition, even if the Notes were a delta-one contract, they would generally not be subject to Section 871(m) because they should generally be treated as referencing only a “qualified index”.  However, an Index may not be treated as a qualified index with respect to a holder if the holder holds certain related short positions in the components of the Index.  In addition, certain combination rules could apply to treat the Notes as a delta-one contract with respect to a particular holder.  Holders are urged to consult their tax advisors regarding the application of Section 871(m) to their Notes, including the possibility that the Section 871(m) anti-abuse rule could apply to their Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS-13